Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the four-month period ended April 30, 2020 and 2019

The financial information of Itaú Corpbanca as of and for the four-month period ended April 30, 2020 and 2019 has been published on our website in accordance with Circular N°18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Apr'20	Apr'19
Total loans			23,909,479	21,635,898
Total assets			38,904,163	29,712,018

Deposits and other demand liabilities			5,416,755	4,443,931
Time deposits and other time liabilities			12,337,720	9,807,924
Interbank borrowings			4,053,807	2,326,045
Debt instruments issued			6,627,225	6,315,659

Equity			3,354,795	3,567,581
Total equity attributable to equity holders of the bank			3,266,866	3,344,675
Non-controlling interest			87,929	222,906

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of Financial Hedges[1]

In Ch$ million	4M'20	4M'19	4M'20	4M'19
Net operating profit before provision for loan losses	454,146	366,238	367,028	380,078
Provisions for loan losses	(141,242)	(68,251)	(118,615)	(72,311)
Total operating expenses	(232,630)	(240,614)	(232,630)	(240,614)
Operating income (loss)	80,274	57,373	15,783	67,153
Income from investments in companies	1,757	1,934	1,757	1,934
Operating income before income taxes	82,031	59,307	17,540	69,087
Income taxes	(52,868)	(8,567)	11,623	(18,347)
Consolidated income for the period	29,163	50,740	29,163	50,740

Net income attributable to holders of the Bank	28,640	46,740	28,640	46,740
Non-controlling interest	523	4,000	523	4,000

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer